#507 – 837 West Hastings Street

Vancouver, BC    V6C 3N6

Tel:  (604) 685-1017

Fax:  (604) 685-5777

N E W S   R E L E A S E

RECAP OF ANNUAL MEETING OF SHAREHOLDERS

November 15th, 2005  – International Tower Hill Mines Ltd. (TSX: ITH, OTC BB: ITHMF, www.towerhillmines.com) wishes to advise that at the annual general meeting of shareholders held on November 15th, 2005, the shareholders approved the following matters:

1.

The appointment of Mackay LLP, Chartered Accountants, as auditors of the Company for the ensuing year and authorizing the directors to fix the auditor's remuneration.

2.

The election of directors as follows:

Anton J. Drescher

Rowland Perkins

Gerhard Drescher

3.

The increase in the authorized share capital from 20,000,000 common shares to 500,000,000 common shares without par value.

4.

The adoption of a Stock Option Plan whereby the Company may grant options up to a maximum number of common shares equal 10% of the issued and outstanding share capital at the time of granting.

5.

A change of name from “International Tower Hill Mines Ltd.” to “PowerX Mines Inc.” or such other name as is acceptable to the Board of Directors.

About International Tower Hill Mines Ltd.

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.  The Company is currently in various exploration stages and has interests in properties in British Columbia (Siwash Silver Leases), Canada.

FOR FURTHER INFORMATION:

International Tower Hill Mines Ltd.

Mr. Anton Drescher, President

Tel: (604) 685-1017

Web site:  www.towerhillmines.com

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.